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                                       Filed by MCK Communications, Inc.
                                       pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to
                                       Rule 14a-12 under the Securities Act of
                                       1934

                                       Subject Company: MCK Communications, Inc.
                                       Commission File No. 0-27703


The following is a description of the Merger Agreement (as defined below), as amended, and the Merger (as defined below) contemplated thereby which was filed by MCK (as defined below) with the Securities and Exchange Act Commission ("SEC") under cover of a Current Report on Form 8-K on April 22, 2003 (the "Form 8-K"):

         On April 21, 2003, MCK Communications, Inc., a Delaware corporation ("MCK"), entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") by and among MCK, Verso Technologies, Inc., a Minnesota corporation ("Verso"), and Mickey Acquiring Sub, Inc., a Delaware corporation and wholly-owed subsidiary of Verso (the "Merger Sub"), as amended by that certain First Amendment to Agreement and Plan of Merger dated as of April 21, 2003 (the "First Amendment"), pursuant to which Merger Sub will be merged with and into MCK (the "Merger"), with MCK to survive the Merger as a wholly-owned subsidiary of Verso. In connection with the Merger, an aggregate of 20,030,817 shares of Verso common stock will be issued in exchange for all of the shares of MCK common stock outstanding at the time of the Merger. No fractional shares of Verso common stock will be issued in connection with the Merger, with each fractional share of Verso common stock which would have been otherwise issued being rounded to the nearest whole number, with any fraction equal to or higher than one-half rounded to the next succeeding whole number.

         In addition, in connection with the closing of the Merger, MCK anticipates that it will declare a dividend (the "Dividend") payable to its stockholders of record immediately prior to the effective time of the Merger. MCK estimates that the aggregate amount of the Dividend will be between $27 million and $29 million, subject to adjustment in accordance with the Merger Agreement. The record date for the Dividend has not yet been set.

         Pursuant to the Merger Agreement, as amended, Verso will not assume or substitute options for any stock options outstanding and unexercised pursuant to MCK's stock option plans. MCK will take all necessary actions to ensure that each outstanding MCK employee stock option, whether vested or unvested, shall, subject to consummation of the Merger, become fully vested and exercisable and that each MCK stock option plan will terminate as of the Effective Time.

            The Merger is expected to close in the third quarter of 2003, and is subject to (1) approval by MCK's stockholders and Verso's stockholders, (2) the effectiveness of the S-4 registration statement relating to the issuance of shares of Verso common stock in the Merger to be filed by Verso with the Securities and Exchange Commission, and (3) satisfaction of other closing conditions set forth in the Merger Agreement, as amended. For more information
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regarding the terms and conditions of the Merger, including the consideration to be issued to MCK stockholders, reference is made to the Merger Agreement and the First Amendment, which are filed as Exhibits 2.1 and 2.2 to the Form 8-K and incorporated by reference herein, and the press release issued by MCK announcing the Merger, dated April 22, 2003, which is filed as Exhibit 99.1 to the Form 8-K and incorporated by reference herein.

VERSO INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED MERGER, AND VERSO AND MCK INTEND TO MAIL A JOINT PROXY STATEMENT/PROSPECTUS TO THEIR RESPECTIVE STOCKHOLDERS IN CONNECTION WITH THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE MERGER WHEN IT IS AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERSO, MCK AND THE PROPOSED MERGER. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http:/www.sec.gov.